SIERRA PACIFIC SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2017

Total members' equity		$ 28,343,214
Adjustments – non-allowable assets:		
Prepaid expenses and other assets	$ (389)	
Property and equipment, net	(93,288)	
Total adjustments		(93,677)
Net capital before haircuts		28,249,537
Haircuts on security positions – United States Agency obligations and obligations of organizations established by the United States:		
Exempted securities	5,463,156	
Debt securities	11,343,956	
Other Securities	2,618,453	
Net haircuts		(19,425,565)
Net capital		8,823,972
Minimum net capital required (6-2/3% of total aggregate indebtedness or $100,000, whichever is greater)		(100,000)
Excess net capital		$ 8,723,972

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 375,593
Ratio of aggregate indebtedness to net capital	.0426 to 1

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.